ANDREW CORPORATION

3 Westbrook Corporate Center, Suite 900

Westchester, Illinois 60154

March 7, 2007

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Andrew Corporation

Form 10-K for the Fiscal Year Ended September 30, 2006

Filed December 13, 2006

Form 10-Q for the Fiscal Quarter Ended December 31, 2006

File No. 1-14617

Dear Mr. O’Brien:

I am writing in response to your letter dated February 21, 2007, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on Andrew Corporation’s (“Andrew,” the “company,” “we,” “us,” or “our”) Form 10-K for the Fiscal Year Ended September 30, 2006 and Form 10-Q for the Fiscal Quarter Ended December 31, 2006. We appreciate and have carefully considered the Staff’s comments on the Form 10-K and Form 10-Q, and our responses to the comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in italicized text.

Form 10-K for the Fiscal Year Ended September 30, 2006

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 22

1.	In future filings please expand/revise the discussion of your results of operations on a consolidated basis and at the reportable segment level for each period presented in your annual and quarterly periodic filings. Provide a more comprehensive analysis of the factors that impacted sales, gross profit margin, and operating expenses, ensuring that you sufficiently explain why an event or transaction has occurred and is impacting the specific line item. In addition you should discuss known or anticipated trends that have and/or may continue to have an impact on your results of operations. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. Examples include the following:

•

You state that the largest growth areas contributing to antenna and cable’s increased sales were Europe, Middle East and Africa (EMEA) followed by Asia-Pacific and North America. However you provided no insight as to why these areas grew during the year, including whether you expected this trend to continue in the future. In addition, you also noted that the largest product line increases were in the coaxial cable and microwave antenna product lines without any explanation as to why. Similar lack of analysis occurred for each of your reportable segments.

•

We note your statement on page 24 that Chinese operators slowed their investment in wireless infrastructure in fiscal year 2005 in anticipation of the issuance of 3G licenses in fiscal year 2006. However, you did not indicate the impact this had on your sales or gross profit margins quantitatively. Furthermore, you did not disclose whether the 3G licenses were in fact issued in fiscal year 2006, whether Chinese operators began focusing on their investment in wireless infrastructure, and whether there was an associated positive or negative impact on sales and gross profit margins.

•

With regards to your lowest gross profit margin segment, satellite communications, you state each of the factors contributing to the continued decrease in gross profit margin. However, you do not explain:

•	Why the DTH Satellite products per unit manufacturing costs increased, including how you intend to address the issue and if you expect the costs to continue to increase in the future; and

•	The cause for the additional costs for a long-term customer contract. Furthermore, you should quantify the impact of each of these three factors.

Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. There are many areas that we are not specifically identifying that need to have further analysis throughout your current discussion. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Response

In future filings, in MD&A, we will expand our discussion of results of operations on a consolidated basis and at the reportable segment level for each period presented, incorporating your comments as applicable.

Critical Accounting Policies, page 31

Goodwill, page 32

2.	We note that you estimate the fair value of your reporting units using both discounted cash flows and comparable businesses. Please disclose how you weight each of these methods, including how you determined the weights for each method. Given that the weight assigned to each method is a subjective estimate, please disclose a sensitivity analysis to address the amount the fair value would have changed by had you weighted the fair value methods differently. Refer to Sections 501.12.a. and 501.14 of the Financial Reporting Codification for guidance.

Response

After updating our conclusion that our five operating segments are our reporting units as defined under SFAS 142, our annual goodwill valuation test next considered SFAS 142, paragraph 27, which states:

“A detailed determination of the fair value of a reporting unit may be carried forward from one year to the next if all of the following criteria have been met:

a.	The assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination. (A recent significant acquisition or a reorganization of an entity’s segment reporting structure is an example of an event that might significantly change the composition of a reporting unit.)

b.	The most recent fair value determination resulted in an amount that exceeded the carrying amount of the reporting unit by a substantial margin.

c.	Based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote.”

For the Antenna and Cable Products and Network Solutions reporting units, we considered the following facts:

1.	The assets and liabilities of each reporting unit did not significantly change in fiscal 2006.

2.	Both reporting units had significant “headroom” as a result of the fiscal 2005 SFAS 142 “step one” testing.

3.	The fiscal 2005 SFAS 142 “step one” testing resulted in comparable business (“CB”) method values that were 13% greater and 1% less than the comparable discounted cash flow (“DCF”) method values for Network Solutions and Antenna and Cable Products, respectively.

4.	Both reporting units have reported profitable results historically and are forecasting profits in future periods.

5.	No significant events or circumstances occurred in fiscal 2006 that would have significantly changed the fair value determination.

As such, we concluded that although it may be acceptable under SFAS 142 to carryforward the fiscal 2005 valuation for Antenna and Cable Products and Network Solutions, we view the “remote” language in paragraph 27c to be a very high threshold and determined it would be appropriate to update the valuation utilizing the DCF method fair value for fiscal 2006 SFAS 142 “step one” testing purposes. We determined the CB method was not necessary for the reasons outlined above.

For the Base Station Subsystems, Wireless Innovations and Satellite Communications reporting units, we determined that it would not be appropriate to carryforward the valuations from the prior year and as a result a full valuation was completed using both the DCF method and the CB method, which is consistent with our approach in fiscal 2005. The DCF method valued each reporting unit based on its projected cash flows, which were based on our annual strategic planning process. The CB method valued each reporting unit based primarily on multiples for publicly traded companies in comparable lines of business.

Consistent with the prior year, we concluded that equally weighting both methods in our determination of the ultimate fair value of the reporting units because we believed both calculations had an equal probability of providing an appropriate fair value. We were assisted in determining the fair value of these reporting units by an international professional valuation services firm.

Changing the weighting ten percentage points (or a 20% change in the relative weighting of the valuation methods) would not have indicated the need for SFAS 142 “step two” testing and had the following hypothetical effect on the fair value estimates:

	% Change in Fair Value
	10% Decrease in Comparable Business Method Weighting	10% Increase in Comparable Business Method Weighting
Base Station Subsystems	-1.7%	1.7%
Wireless Innovations	-0.4%	0.4%
Satellite Communications	-3.5%	3.5%

As the chart above indicates, decreasing the CB method weighting by ten percentage points (i.e. instead of a weighting of 50% DCF and 50% CB, changing the weighting to 60% DCF and 40% CB), would result in a 1.7% decrease in Base Station Subsystem’s fair value. However, increasing the CB method weighting by ten percentage points (i.e. changing the weighting to 40% DCF and 60% CB) results in a 1.7% increase in Base Station Subsystem’s fair value.

We believe we have provided sufficient disclosure to investors regarding the sensitivity of goodwill fair value; however, we will consider enhancing our disclosure in this area in future filings.

3.	We note that you have concluded none of the carrying values of your reporting units exceeded its estimated fair value during any of the periods presented. We further note that Base Station Subsystems and Satellite Communications have each reported operating losses for at least fiscal years 2006 – 2003. Given the substantial amount of goodwill allocated to these segments, it would appear that you should have provided investors with detailed explanations as to how the estimated fair values for each reporting unit continued to exceed the carrying value. In addition, you should disclose the amount of headroom between the estimated fair value and carrying value for each reporting units within these operating segments, including the amount of goodwill at-risk for impairment for each of these reporting units. Refer to Sections 216, 501.02 and 501.12.b.3 of the Financial Reporting Codification for guidance.

Response

While Base Station Subsystems (BSSG) and Satellite Communications (SCG) have experienced operating losses from fiscal 2003 to fiscal 2006, we believe that both reporting units will achieve positive earnings and cash flows in future periods. For example, BSSG’s operating losses in fiscal 2005 and fiscal 2006 included the following activities, which had the effect of decreasing operating profit:

1.	The fiscal 2005 loss included a significant $16.6 million charge for a customer-requested field retrofit.

2.	The fiscal 2006 loss included a $3.9 million charge for impaired software costs for a product that we no longer emphasized.

3.	Operating results from fiscal 2005 and fiscal 2006 included restructuring costs ($0.9 million and $3.1 million, respectively) related to the rationalization of filter operations and other cost-cutting initiatives that provided the platform for future earnings improvement.

We have restructured the BSSG business over the past three years and, as part of that restructuring, have recorded inventory valuation charges as a result of the rationalization of product lines. The BSSG unit is projected to experience future profitability due primarily to these restructuring efforts and the following factors:

•	Higher sales volumes resulting from international wireless network expansion—in particular from China which is expected to build third generation (3G) networks starting in 2007 - 2008.

•	Increased gross margin rates as a result of our outsourcing North American and European filter manufacturing to a lower-cost manufacturer—Elcoteq S.A.

•	Increased gross margin rates due to better factory capacity utilization, resulting from higher projected sales at our Shenzhen, China manufacturing facility.

•

Sales volumes are expected to grow at a higher rate than operating expenses and research and development expenses as our current operating and research and development platforms are capable of supporting higher sales levels with only moderate cost increases.

•	Improved mix of sales direct to carriers in comparison with OEM customers, which is expected to improve gross profit margins and operating income.

Additionally, comparable market values for our competitors and peer companies indicated strong prospective marketplace opportunities and positive cash flows. This is also reflected in the fiscal 2006 SFAS 142 “step one” testing in that the BSSG comparable business method fair value was greater than the discounted cash flow method fair value.

The SCG unit is projected to experience profitability starting in the second half of fiscal 2007 due to the following factors:

•	Reduced involvement in certain unprofitable consumer broadband direct-to-home antenna products and related customer contracts.

•

Increased sales volume from new product introductions which include new electronic features and customer applications including military and mobile applications. While we plan to experience decreased sales from consumer broadband products, we expect new products and higher value products to increase sales overall for the SCG unit.

•

Increased gross margin rates for many of our SCG products as we are decreasing, in fiscal 2007, the size of our main SCG manufacturing facility in Smithfield, North Carolina from 738,000 square feet to 235,000 square feet without a significant decrease in manufacturing capacity for ongoing products.

•

Sales volume is expected to grow at a higher rate than operating expenses and research and development expenses as our current operating and research and development platforms are capable of supporting higher sales levels with only moderate cost increases.

Additionally, of the $12 million of goodwill related to SCG as of July 1, 2006, approximately $7 million was acquired in February 2006 in connection with the Skyware acquisition. As such, there is less risk that goodwill has been impaired in the current year as the fair value transaction had occurred only four months earlier for almost 60% of our recorded SCG goodwill.

The amount of goodwill allocated to the reporting units and the amount of “headroom” as a percentage of each unit’s carrying value is summarized in the table below (dollars in thousands):

	Allocated Goodwill as of July 1, 2006	Headroom (1)
Base Station Subsystems	$414,454	6%
Wireless Innovations	$144,118	45%
Satellite Communications	$12,025	44%
Antenna and Cable Products	$201,974	24%
Network Solutions	$118,095	7%

(1)	headroom = (fair value - carrying value)/carrying value

We believe we have provided sufficient disclosure to investors that there is a risk of goodwill impairment if actual results differed from our valuation assumptions. Specifically, we noted on page 32 of our Form 10-K that, “If actual results are different from the company’s forecasts, future tests may indicate an impairment of goodwill, which could result in non-cash charges, adversely affecting the company’s results of operations.” While we believe that disclosing “headroom” is not a required disclosure, we will consider enhancing our disclosure in this area in future filings. See Exhibit A for an example of the critical accounting policy disclosure we are considering.

4.	We note that you have disclosed you used discount rates ranging between 13 – 14% in fiscal year 2006 to estimate discounted cash flows. In addition, please also disclose the other material assumptions you are making in estimating discounted cash flows, such as revenue growth rates, profit margins, terminal year growth rate, etc. Also, disclose the impact of a 1% change in the material assumptions used to estimate the fair value of the corresponding reporting units on the amount of headroom. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response

The table below summarizes the significant assumptions in the DCF fair value calculations:

REVENUE GROWTH RATE

	PROJECTED (as of July 1, 2006 valuation date)
	2007		2008		2009		2010	Terminal
Base Station Subsystems	0.0%		25.4	%(1)	9.7%		8.5%	5.0%
Wireless Innovations	11.4%		10.0%		10.0%		7.5%	4.0%
Satellite Communications	23.6	%(2)	20.4	%(3)	8.7%		8.5%	4.0%
Antenna and Cable Products	5.6%		4.8%		3.6%		2.0%	1.0%
Network Solutions	5.6%		7.1%		5.2%		3.0%	2.0%

EBIT MARGIN
	PROJECTED (as of July 1, 2006 valuation date)
	2007		2008		2009		2010	Terminal
Base Station Subsystems	2.3%		7.6%		11.5%		12.3%	12.5%
Wireless Innovations	15.6%		17.3%		18.9%		19.0%	19.0%
Satellite Communications	-0.9%		3.2%		4.9%		5.1%	5.1%
Antenna and Cable Products	11.9%		11.2%		11.3%		11.3%	10.4%
Network Solutions	14.1%		19.9	%(4)	22.7	%(4)	22.7%	22.7%

(1)	Increase in revenue primarily due to the anticipated installation of China’s 3G networks.

(2)	Increase in revenue primarily due to the fiscal 2006 acquisition of Skyware and the introduction of new military and other products.

(3)	Increase in revenue primarily due to higher Skyware revenues and higher sales of military products.

(4)	Increase in EBIT margin primarily due to a planned decrease in overhead expenses beginning in fiscal 2008.

If the revenue growth rate, EBIT margin, terminal period growth rate or discount rate were to increase or decrease by one percentage point, the following table illustrates the resulting impact on the amount of “headroom”:

	Headroom(1) as of July 1, 2006	HEADROOM(1) ANALYSIS WITH A ONE PERCENTAGE POINT:
		Decrease in Revenue Growth Rate	Increase in Revenue Growth Rate	Decrease in EBIT Margin	Increase in EBIT Margin	Decrease in Terminal Growth Rate	Increase in Terminal Growth Rate	Decrease in Discount Rate	Increase in Discount Rate
Base Station Subsystems	6%	4%	8%	1%	11%	1%	12%	13%	0.1%
Wireless Innovations	45%	41%	47%	40%	49%	39%	52%	54%	37%
Satellite Communications	44%	41%	46%	29%	59%	38%	51%	52%	37%
Antenna and Cable Products	24%	20%	28%	12%	36%	18%	31%	35%	15%
Network Solutions	7%	2%	12%	(0.2)%	14%	(2)%	18%	22%	(5)%

(1)	headroom = (fair value - carrying value)/carrying value

The “headroom” percentage amounts are based on one percentage point increases or decreases of individual variables in the fair value model. It is important to note that variables are interrelated and that changing one valuation variable (e.g. terminal growth rate) could necessitate changing another variable (e.g. discount rate). For example, if the terminal period growth rate were decreased by one percentage point, the discount rate could also logically decrease as there is less inherent risk in the terminal period projections.

As an example, the Base Station Subsystems reporting unit would have “headroom” of 1% if the terminal period growth rate were decreased by one percentage point. However, in the Base Station Subsystems valuation calculation, if the terminal period growth rate were decreased one percentage point, the discount rate would likely also decrease to account for the decreased risk in the terminal growth rate projection. If we were to decrease both the terminal period growth rate and the discount rate one percentage point the resulting “headroom” would be 7% instead of 1%.

We believe we have provided sufficient disclosure to investors that there is a risk of goodwill impairment if actual results differed from our valuation assumptions. In future filings, we will consider enhancing our disclosure in this area. See exhibit A for an example of the critical accounting policy disclosure we are considering.

1. Summary of Significant Accounting Policies, page 39

Goodwill, page 41

5.	We note that you have identified your five operating/reportable segments as your reporting units for purposes of testing goodwill for impairment. Please provide us with your analysis of paragraph 30 of SFAS 142, as it is unclear why you are not testing goodwill for impairment at a level below your operating segments (i.e., at the product line level and/or geographic level) for SFAS 142 purposes. In this regard, please address each of the following:

•

Tell us how the “segment managers” of your operating segments manage their respective segments. Specifically, tell us the types of information / reports that they review to manage their respective businesses, including the level of financial information used to manage the operating segment.

•

If the segment managers of your operating segments do review financial information at a level below the operating segment level (i.e., a component) and you believe that this level is not a reporting unit because the component does not constitute a business, please tell us how you made such a determination based on the guidance in EITF No. 98-3.

•

If you believe each of the components for each of your operating segments can be aggregated, provide us with your comprehensive analysis of how you determined it is appropriate to aggregate the reporting units up to the operating segment level in accordance with paragraph 30 of SFAS 142 and EITF Topic D-101.

•

Please provide us with an organizational chart that includes the level of personnel below your “segment managers” of your operating segments, whether it is at the business line, geographic, or some other level.

Finally, if you subsequently determine that your reporting units are a level below your operating segments, please revise your goodwill impairment tests for each period presented. Please provide us with the results of such tests.

Response

Consistent with fiscal 2005, we tested goodwill for impairment as of July 1, 2006 at the operating segment level as our operating segments were determined to be our reporting units as defined under SFAS 142. We do have product lines one level below our operating segments, however, these product lines did not constitute a business as defined by EITF Issue No. 98-3 as they did not have direct access to manufacturing and distribution facilities, a sales force, customer service group or raw material procurement agreements. Geographic components one level below our operating segments do not exist. We manage our business on a product group and functional (i.e. accounting, information systems, etc.) basis. Additionally, we do not produce discrete geographic operating information, such as regional operating financial statements.

•

Tell us how the “segment managers” of your operating segments manage their respective segments. Specifically, tell us the types of information / reports that they review to manage their respective businesses, including the level of financial information used to manage the operating segment.

As of the goodwill impairment test date, the operating segment managers were group presidents who regularly reviewed operating results (i.e. sales, cost and profit information) at the operating segment level with the company’s chief operating decision maker (CODM), CEO Ralph Faison.

•

Please provide us with an organizational chart that includes the level of personnel below your “segment managers” of your operating segments, whether it is at the business line, geographic, or some other level.

The organization chart as of July 1, 2006, (see Exhibit B attached) lists the direct reports of each segment manager. Operating segment managers’ direct reports are aligned by function (e.g. finance, operations, product line, human resources and quality), not by geography.

•

If the segment managers of your operating segments do review financial information at a level below the operating segment level (i.e., a component) and you believe that this level is not a reporting unit because the component does not constitute a business, please tell us how you made such a determination based on the guidance in EITF No. 98-3.

We did maintain discrete product line (i.e. one level below an operating segment) operating results (i.e. sales, cost of sales, certain direct costs and overhead allocations) which were primarily used by product line managers and their supervisors who were group presidents. As indicated in EITF D-101, the existence of discrete product line information does not mean that a “business” exists as defined by EITF 98-3:

“The fact that operating information (revenues and expenses) exists for a component of an operating segment does not mean that the component constitutes a business. For example, a component for which operating information is prepared might be a product line or a brand that is part of a business rather than a business itself.”

At July 1, 2006, our product lines were one level below (or components of) our operating segments/reporting units and were not considered businesses as defined by EITF 98-3. In applying the criteria of EITF 98-3, we considered the activities necessary for a product line to conduct normal operations as a “business,” which is defined in EITF 98-3 as follows:

“A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.”

Further, in evaluating the necessary elements of a business, EITF 98-3 indicates:

“A transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers. However, if the excluded item or items are only minor (based on the degree of difficulty and the level of investment necessary to obtain access to or to acquire the missing item(s)), then the transferred set is capable of continuing normal operations and is a business. The assessment of whether excluded items are only minor should be made without regard to the attributes of the transferee and should consider such factors as the uniqueness or scarcity of the missing element, the time frame, the level of effort, and the cost required to obtain the missing element.”

In evaluating whether our product lines constitute businesses, we considered the activities conducted at the product line level as equivalent to the “transferred set” concept in EITF 98-3 and the activities conducted as part of our corporate-wide functions as attributes of the “transferee.” As such, our analysis was based solely on the activities and assets included in the individual product lines themselves.

In our evaluation of our product lines as businesses per EITF 98-3, we determined that there were significant elements of a business (i.e. inputs, processes and outputs) missing at a product line level as these activities are conducted on a company-wide basis. We also concluded from our analysis that the missing elements would be considered more than minor as the degree of difficulty and level of investment necessary to obtain access to or acquire the missing elements at the product line level would be a major, costly endeavor.

The primary missing elements were as follows:

1.	Significant activities

a.	Customer “facing” activities such as selling, customer service, customer contracts and relationships (output)

b.	Manufacturing and distribution facilities (process)

c.	Raw material procurement agreements (input)

2.	Other activities

a.	Marketing, advertising, branding

b.	Certain cross-product research and development activities

c.	Shared service functions (accounting, human resources, information technology)

The following paragraphs describe the nature of the activities listed above and how they affected our product lines as of July 1, 2006.

Our product lines do not have the ability to obtain direct access to customers that purchase our products. Our core business strategy is to provide telecommunication original equipment manufacturers (“OEMs”) and service providers with one source for their wireless infrastructure product needs. Additionally, our products are primarily installed at one location within a telecommunications network—the cellular tower location. As such, we distribute our products through:

1.	One global sales force which is organized around customers, not product lines.

2.	Distribution centers that distribute regionally, not by product line.

3.	Sales contracts that include a wide scope of products from multiple operating segments.

4.	Customer service personnel who were organized by customer or geography, not product lines.

In fiscal 2006, our twenty-five largest customers provided 69% of our revenues. These twenty-five customers represented the world’s major OEMs and service providers in the wireless telecommunications industry. As such, our sales force was generally organized by major customer and sells a standard product offering for all of our product lines. The sales force was led by sales executives, who were not accountable for product lines, but were accountable for sales to specific customers. Those sales executives did not report to product line managers, but rather to the Group President of Worldwide Sales and Marketing, who reports to our CEO. Within the worldwide sales force of 375 people, the satellite communications operating segment does have a specialized sales force of 12 people, but that sales force sells other Andrew products to satellite communications customers as well.

Typically, our sales contracts are negotiated to include a wide variety of products from across our various product lines and operating segments. Each of our major customers typically has one master agreement with Andrew that can include thousands of products from across our product lines. In addition to our master sales agreements, some sales contracts are entered into for specific product lines and/or products—but this is the exception to our standard practice of entering into master sales agreements with large customers.

A more significant benefit of our integrated sales force is the relationships that have been built with customers over many years of service. We maintain strong relationships with our major customers which are leveraged for the sale of all our product lines. These customer relationships would be very costly and time consuming to create for a specific product line.

Customer orders were processed by and customer solutions were provided by a centralized customer service organization that is organized by major customer or geography, not product line.

Additionally, our products are distributed through a worldwide network of more than twenty distribution centers that are organized by geography, not by product line structure.

Our product lines do not have direct access to manufacturing facilities. While one of our core strategies is to be a sole source for a customer’s wireless infrastructure needs, another strategy is to regionally manufacture products through common manufacturing facilities. That is, many of the same product lines are manufactured in multiple manufacturing facilities on different continents. Manufacturing facility assets (i.e. land, buildings, building improvements, leaseholds and certain equipment) are commingled and not segregated by product line or operating segment.

For example, we make cable product lines and antenna product lines at plants in North America, Brazil, China, and India for their respective regional markets. This strategy also requires that we manufacture multiple product lines in each facility. For example, our Brazil plant makes antenna product lines, cable product lines, and earth station product lines. While this regional manufacturing strategy includes most of our product lines, it does not encompass all of our product lines as some lines are produced by contract manufacturers or portions of some product lines are made at a single location for worldwide customers.

Our product lines acquire raw materials through company-wide material purchase agreements. Our factories are supplied with materials, such as copper, aluminum and various plastics and other metals, that are acquired though corporate purchase agreements to service multiple product lines. We acquire materials (e.g. raw plastic pellets), for various product lines through contracts that enable us to leverage our economies of scale from our operational size in comparison to our competitors.

Our strategic strengths (listed below) of integrated corporate material procurement, manufacturing, distribution and customer “facing” activities are the “access points” that preclude product lines from being considered a business in accordance with the criteria of EITF 98-3:

1.	One source for primarily cell-tower installed, wireless infrastructure product lines.

2.	Customers buy products from a centralized (non product line specific):

a.	Sales force with strong relationships with customers.

b.	Customer service team.

c.	Set of contracts.

d.	Set of regional distribution centers.

3.	Commingled manufacturing facilities of multiple product lines.

4.	Integrated material procurement contracts that leverage Andrew’s operational size.

It would be very difficult operationally, time consuming and, as such, very costly to create product line specific functions on a self-sustaining basis. If a product line were to be considered an independent company, that company’s investors would have to make investments in the following business activities in order to create direct access to customers, manufacturing capability, distribution services and procurement:

1.	Create a sales force.

2.	Build customer relationships and confidence over time.

3.	Create a customer service team.

4.	Negotiate stand-alone customer contracts.

5.	Create product distribution infrastructure and manufacturing facilities.

6.	Negotiate stand-alone material acquisition agreements.

Over the past few years, we have acquired businesses and have integrated them into our existing manufacturing, distribution and sales structures. While the integration of each acquisition may be different depending on the size and nature of the acquired entity, in general, product lines acquired in acquisitions are:

•	Incorporated into our existing manufacturing infrastructure.

•	Distributed throughout our distribution center network.

•	Sold by our global sales force.

•	Included in sales contracts as those contracts are renegotiated, if practicable.

Many acquired employees are considered “redundant” as they serve in the same capacity as the existing employees in the above listed functions. Acquired employees considered “redundant” are transferred to open positions within our existing functions (i.e. sales people acquired in an acquisition may fill open positions in our sales force) or terminated in order to realize cost savings from the acquisition. Similarly, acquired facilities are often closed or reduced in size in order to realize cost savings from the acquisition.

In addition to the missing business activities identified above, we have corporate-wide activities that are discussed below, which further supports our analysis that our product lines are not businesses as defined by EITF 98-3.

We believe there is significant value to the Andrew brand name that is included on our product lines. Andrew was formed in 1937 and our brand is trademarked and is heavily defended. While some advertising is performed at the product line level, the Andrew brand was supported by a centralized marketing organization that conducted advertising, trade shows and other marketing efforts on an integrated company-wide basis.

From a research and development perspective, some multi-product line synergies exist as some products are designed to work together more efficiently and on a more integrated basis. This benefit is a selling point offered by our sales force.

We also operate centrally-controlled, corporate-wide shared service platforms for accounting, human resources and information technology services, which benefit all product lines.

In conclusion, we tested goodwill impairment at the operating segment/reporting unit level because the component level below the operating segment—the product line—could not function as a business (as defined by EITF 98-3) without implementing very costly and inefficient product-line specific self-sustaining activities such as:

1.	Customer “facing” activities such as selling, customer service, customer contracts and relationships.

2.	Manufacturing and distribution facilities.

3.	Raw material procurement agreements.

4.	Other activities

a.	Marketing, advertising, branding

b.	Certain cross-product research and development activities

c.	Shared service functions (accounting, human resources, information technology).

7. Restructuring and Integration, page 52

6.	We note that you recognized $7.7 million for restructuring charges in fiscal year 2006. On page 26, you state that these charges relate to acquisition integration, streamlining operations and other cost-cutting initiatives. Your footnote disclosures regarding your restructuring activities indicate that the majority of your restructuring activities were part of purchase accounting for acquisitions. In addition, the rollforwards of the restructuring accruals in your footnote disclosures indicate minimal impact to your consolidated statement of operations. As such, please revise your footnote disclosures in future filings to address the following:

•	The components of the $7.7 million restructuring charge;

•	The facts and circumstances leading to the restructuring activity;

•	The actual or expected completion date;

•

A description of each major type of cost associated with the activity/plan, including (a) the total amount expected to be incurred; (b) the amount incurred during the year; and (c) a reconciliation of the beginning and ending liability balances;

•	For each reportable segment, the total amount of costs expected to be incurred in connection with the activity/plan and the amount incurred in the period;

•

Within MD&A include a discussion of the reasonably likely material effects on future earnings and cash flows resulting from the restructuring plans, including quantification of these effects and when they were or are expected to be realized.

Please note that a separate presentation of the above information should be made for each material exit plan. Refer to SFAS 146 and SAB Topic 5:P.4 for guidance. Please provide us with the disclosure you intend to include in future filings.

Response

The $7.7 million of restructuring charges for fiscal 2006 represented a $0.9 million increase to the Allen Telecom integration reserve for additional lease costs associated with the Amesbury, Massachusetts facility and $6.8 million primarily due to employee-related severance costs that were expensed in the period in which the employees were notified, $2.0 million of which was discussed in MD&A related to the reorganization of our management and business groups. We will expand our disclosure, in future filings, to provide additional information to our investors related to our restructuring charges. We intend to disclose the following information, which is based on our first quarter of fiscal 2007 restructuring and integration activities. For ease of the Staff’s review, we have underlined the areas of the disclosures that have been enhanced:

Footnote disclosure:

During the first quarter of fiscal 2007, the company recorded $6.5 million of restructuring costs consisting of $6.4 million of employee related severance costs and $0.1 million of lease cancellation costs; $1.6 million of these costs were paid during the quarter and $4.9 million were recorded as an increase to restructuring reserves. The expense during the first quarter relates to the following segments: Base Station Subsystems (“BSSG”), $6.0 million, Antenna and Cable, $0.4 million, and Network Solutions, $0.1 million. The majority of the BSSG expense ($5.6 million) was due to the reduction of headcount in Italy due to our previously announced plans to outsource North American and European filter production to Elcoteq S.A. The remaining amounts ($0.9 million) were due to cost cutting initiatives to reduce headcount in specific departments that were initiated and completed during the quarter.

At December 31, 2006, the company’s total restructuring reserve balance was $9.9 million, which is comprised of $1.0 million for its fiscal 2002 restructuring plan, $3.3 million for the Allen Telecom acquisition integration plan, $0.4 million for the Channel Master integration plan, $0.4 million for the Skyware acquisition integration plan, and $4.8 million for the Italian filter restructuring plan.

Restructuring Reserve

In fiscal 2002, the company initiated a plan to restructure its operations. As part of this plan, the company consolidated its operations into fewer, more efficient facilities and opened two new manufacturing facilities in Mexico and the Czech Republic. In fiscal 2002, when the company initiated its restructuring efforts, it incurred pre-tax charges of $36.0 million. In fiscal 2003 and 2004, the company made additional accruals to operating expense of $7.9 million and $7.5 million, respectively, primarily for additional severance and lease cancellation costs. The company does not expect to incur any significant additional expenses related to this plan.

Since the start of this restructuring initiative in fiscal 2002, the company has incurred $20.7 million of inventory and equipment write downs, paid severance costs of $17.3 million to 1,226 employees, paid $11.5 million for lease cancellation and other costs, and reversed $1.0 million to income. During the first quarter of fiscal 2007, the company incurred cash costs of $0.2 million for lease payments and decreased the reserve $0.1 million as an adjustment to the lease reserve. The remaining reserve balance at December 31, 2006 of $1.0 million relates to a leased facility previously used by the Base Station Subsystems segment for lease cancellation costs that are scheduled to be complete at the end of fiscal 2007.

A summary of the restructuring reserve activity for the first quarter of fiscal 2007 is as follows (in thousands):

Restructuring Reserve Activity	Reserve Balance Sept. 30, 2006	Utilization of Reserve	Changes to Reserve	Reserve Balance Dec. 31, 2006
Lease cancellation and other costs	$1,236	$(204)	$(80)	$952

Allen Telecom Acquisition Integration Reserve

As part of the Allen Telecom acquisition, the company accrued an integration reserve for costs to integrate Allen’s operations with those of the company and to eliminate duplicate operations. The initial cost estimate of $29.9 million was comprised of a $16.2 million provision for inventory and fixed asset write-offs and a restructuring reserve of $13.7 million for employee termination, lease cancellation and other costs. During fiscal 2004, the company adjusted this initial estimate and recorded an additional $13.6 million of reserves consisting of $14.1 million of additional employee termination, lease cancellation and other costs, and a $0.5 million reduction in expected inventory provisions. Integration reserves established in purchase accounting were accounted for as a decrease in assets acquired and a corresponding increase in liabilities assumed from Allen Telecom.

Included in the fiscal 2004 Allen Telecom integration reserve were costs to close a facility in France. In fiscal 2005, the company determined that it would continue to operate in this facility. The company reversed $2.7 million in severance and $0.9 million of lease cancellation and other costs that had been accrued for the closing of this facility. The reversal of this accrual was treated as a decrease in liabilities acquired from Allen Telecom resulting in a $3.6 million decrease in goodwill.

The company increased the reserve and recorded expense of $0.9 million and $0.1 million in fiscal 2006 and fiscal 2007, respectively, for additional lease cancellation costs related to the Amesbury, Massachusetts facility and decreased the reserve and goodwill in fiscal 2006 by $1.1 million for severance and other costs that will not be incurred. During the first quarter of fiscal 2007, the company completed the transfer of its North American and European filter production to Elcoteq S.A. and ceased operations in its Amesbury facility. The company is attempting to sublease the facility, and has recorded a restructuring reserve for the currently expected rent cost associated with the unused facility. The lease for the Amesbury facility expires in 2010. The company does not expect to incur any significant additional expenses related to this integration plan.

Since the start of these integration efforts in 2003, the company has paid severance costs of $12.0 million to 462 employees and $8.9 million for lease cancellation and other costs. In the first quarter of fiscal 2007, the company paid cash costs of $0.4 million for severance payments to 55 employees and $0.1 million for lease payments. The company expects to substantially complete its integration activities during fiscal 2007. The reserve balance at December 31, 2006 of $3.3 million primarily relates to the Base Station Subsystems segment. A summary of the Allen Telecom integration reserve activity for the first quarter of fiscal 2007 is as follows (in thousands):

Allen Telecom Integration Reserve Activity	Reserve Balance Sept. 30, 2006	Utilization of Reserve	Additions to Reserve	Reserve Balance Dec. 31, 2006
Severance	$730	$(362)	$—	$368
Lease cancellation and other costs	2,919	(72)	81	2,928

Total Allen Telecom Integration Reserve	$3,649	$(434)	$81	$3,296

Channel Master Integration Reserve

As part of the Channel Master acquisition, the company accrued an integration reserve for costs to restructure Channel Master’s U.S. manufacturing operations. The initial cost estimate of $5.2 million was comprised of a $2.9 million provision for relocation and restructuring of manufacturing operations and a $2.3 million provision to pay severance benefits to approximately 245 manufacturing employees. The $5.2 million was treated as a purchase accounting adjustment and was recorded as an increase in the value of net assets acquired.

In fiscal 2006, $4.6 million of the previously established reserve were reversed as the company executed a lease agreement to retain a smaller, more cost-effective portion of its existing facility in Smithfield, North Carolina that eliminated the need for employee severance and the majority of facility-related costs. This resulted in a purchase accounting adjustment to decrease the net assets acquired (there was no goodwill acquired in this acquisition). In the first quarter of fiscal 2007, the company paid cash costs of $0.2 million for facility relocation costs. The company does not expect to incur any additional significant expenses related to this integration plan.

Channel Master’s operations are included in the Satellite Communications segment. The company expects to substantially complete its integration activities in fiscal 2007. A summary of the Channel Master integration reserve activity for the first quarter of fiscal 2007 is as follows (in thousands):

Channel Master Integration Reserve Activity	Reserve Balance Sept. 30, 2006	Utilization of Reserve	Additions to Reserve	Reserve Balance Dec. 31, 2006
Facility relocation and other costs	$607	$(160)	$—	$447

Skyware Acquisition Integration Reserve

As part of the Skyware acquisition in fiscal 2006, the company accrued an integration reserve for costs to integrate Skyware’s operations with those of Andrew. This initial cost estimate of $0.7 million was comprised of a $0.4 million provision for restructuring manufacturing operations and lease termination costs and $0.3 million to pay severance benefits. The $0.7 million restructuring reserve was treated as a purchase accounting adjustment and recorded as an increase in the value of net assets acquired. In the first quarter of fiscal 2007, the company paid cash costs of $0.3 million for severance payments to one employee. The company expects to finalize the integration plan in fiscal 2007. The lease for the unused facility expires in fiscal 2008. This reserve balance relates to the Satellite Communications segment. The company does not expect to incur any additional significant expenses related to this integration plan.

A summary of the Skyware integration reserve activity for the first quarter of fiscal 2007 is as follows (in thousands):

Skyware Integration Reserve Activity	Reserve Balance Sept. 30, 2006	Utilization of Reserve	Additions to Reserve	Reserve Balance Dec. 31, 2006
Severance	$337	$(296)	$—	$41
Lease cancellation and other costs	338	—	—	338

Total Allen Telecom Integration Reserve	$675	$(296)	$—	$379

Italian Filter Restructuring Reserve

As part of the outsourcing of filter production to Elcoteq, in the first quarter of fiscal 2007 the company accrued a restructuring reserve for the reduction in force of approximately 156 employees that will be terminated at facilities in Capriate and Agrate, Italy. The restructuring reserve balance primarily relates to the Base Station Subsystems segment. The company does not expect to incur significant additional expenses related to this plan. The company expects to substantially complete its reduction in force in fiscal 2007.

A summary of the Italy restructuring reserve activity for the first quarter of fiscal 2007 is as follows (in thousands):

Italian Filter Restructuring Reserve Activity	Reserve Balance Sept. 30, 2006	Utilization of Reserve	Additions to Reserve	Reserve Balance Dec. 31, 2006
Severance	$—	$—	$4,818	$4,818

MD&A Disclosure:

Restructuring. We recognized $6.5 million of restructuring expense in the first quarter of fiscal 2007, compared to ($0.5) million in the first quarter of fiscal 2006. The fiscal 2007 restructuring charges were primarily the result of accruing severance costs related to the downsizing of our Italian filter operations in our Base Station Subsystems Group (“BSSG”), and other headcount reductions. We do not expect to incur any significant additional expenses related to the Italian filter restructuring plan. We anticipate that the outsourcing of production to Elcoteq S.A. and reduced overhead costs associated with the headcount reductions will increase the profitability of BSSG. We expect the annual benefit from these cost savings to be approximately $2.0 million, which we will begin to realize in the second half of fiscal 2007. The fiscal 2006 income was primarily the result of the reversal of the reserve established for the lease costs of the Addison, Illinois facility which we sublet during the first quarter of fiscal 2006.

8. Income Taxes, page 54

7.	We note during the fourth quarter of fiscal year 2006, you recognized a full valuation allowance against your remaining net U.S. deferred tax assets in the amount of $83.4 million due to “several significant developments which occurred during the fourth quarter of fiscal year 2006.” Considering the significant impact this charge had on your results, it is unclear why you did not provide a comprehensive discussion regarding this charge within your footnotes and within MD&A. Please provide us with the following:

•	A detailed explanation of each of the factors that occurred during the fourth quarter of fiscal year 2006 that led to such a material charge.

•

What you mean by the statement, “$70.2 million of which is an adjustment to the beginning of year valuation allowance as a result of changes of circumstances which caused a change in judgment regarding the realizability of the net U.S. deferred tax assets.”

As part of your response, please tell us how you intend to revise your disclosures in future filings with regard to the fourth quarter of fiscal year 2006 and the first quarter of fiscal year 2007 charges to recognize a full valuation allowance on your net US and Italian deferred tax assets.

Response

During the fourth quarter of fiscal 2006, we experienced significant developments which negatively impacted the pretax income/loss of our U.S. subsidiaries. These significant developments included:

•	ADC merger termination fee ($10 million) (disclosed in MD&A in discussion of significant components of operating income);

•	Impairment charge on capitalized software ($4 million) (disclosed in MD&A in discussion of significant components of operating income);

•

Restructuring charges related to business unit and leadership team restructuring and severance ($2 million) (disclosed in MD&A in discussion of significant components of operating income and of critical accounting policies); and

•	Lower than expected revenue for our Network Solutions group, which is primarily a U.S. business, during the year and the fourth quarter (disclosed in MD&A).

During the fourth quarter of fiscal 2006, our management and Board of Directors sought to terminate the previously announced strategic combination with ADC Telecommunications. As the companies worked to execute the merger, market considerations raised serious questions about the ability to obtain necessary shareholder approval. The companies mutually agreed to terminate the merger agreement and we agreed to pay a $10 million termination fee to ADC. The $10 million termination fee was separately disclosed in the MD&A as part of the discussion of significant components of operating income.

During the fourth quarter of fiscal 2006, we determined that an asset impairment charge was necessary with respect to the capitalized software development costs associated with certain base station products because we were no longer emphasizing those products and the future undiscounted cash flows no longer supported the value of the asset. The $3.9 million asset impairment charge was separately disclosed in the MD&A as part of the discussion of significant components of operating income.

During the fourth quarter of fiscal 2006, we undertook a business unit and leadership team restructuring initiative. In connection with these changes, we incurred $2 million of restructuring charges (primarily severance costs) in the U.S. The restructuring initiative was separately disclosed in the MD&A as part of the discussion of significant components of operating income and our critical accounting policies.

We had previously forecasted higher revenue from our Network Solutions group from a Middle East network optimization project for the full year and the fourth quarter of fiscal 2006, which would have generated approximately $5 million of operating income in the fourth quarter. One of our U.S. subsidiaries is implementing this project and the income from the project is recognized as U.S. taxable income. Due to unexpected delays in completing work on the project, we did not achieve customer acceptance and therefore could not recognize revenue.

Entering the fourth quarter of fiscal 2006, we projected that we would not be in a cumulative loss position as of September 30, 2006, based on objective positive evidence such as the existence of significant gains from the sale of a portion of our Orland Park facility and from the termination of the Allen Telecom pension plan, as well as subjective positive evidence such as pretax income projections for our U.S. companies. However, the unanticipated negative events discussed above resulted in a net pretax loss for our U.S. companies for fiscal 2006 as opposed to the previous forecast of pretax income. As a result, we had experienced a recent history of losses in the U.S. as of September 30, 2006, which we considered as negative evidence in our analysis of the future realization of our net remaining U.S. deferred tax assets under the relevant accounting guidance. In accordance with FAS 109 paragraph 21, we also considered the positive and negative evidence involving other possible sources of taxable income (i.e., future reversals of existing taxable temporary differences, taxable income in prior carryback year(s), and tax planning strategies) and concluded that recording the $83.4 million valuation allowance was appropriate.

•

What you mean by the statement, “$70.2 million of which is an adjustment to the beginning of year valuation allowance as a result of changes of circumstances which caused a change in judgment regarding the realizability of the net U.S. deferred tax assets.”

We intended to use this statement to satisfy the disclosure required under FAS 109 paragraph 45(h), which requires a company to disclose the portion of income tax expense from continuing operations attributable to adjustments of the beginning-of-the-year balance of a valuation allowance because of a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years. The $70.2 million is the portion of the $83.4 million valuation allowance recorded in the fourth quarter of fiscal 2006, which relates to deferred tax assets that arose in fiscal years prior to fiscal 2006. We interpret FAS 109, paragraph 45(h), as requiring us to disclose the portion of the valuation allowance charge related to tax assets generated in prior fiscal years in order to aid the reader when comparing the results of fiscal 2006 with other fiscal years.

As part of your response, please tell us how you intend to revise your disclosures in future filings with regard to the fourth quarter of fiscal year 2006 and the first quarter of fiscal year 2007 charges to recognize a full valuation allowance on your net US and Italian deferred tax assets.

In our Form 10-Q for the first quarter of fiscal 2007, we disclosed that it was appropriate to maintain full valuation allowances against our U.S. and Italian deferred tax assets and the potential volatility in the reported tax rate for future periods arising from the lack of tax benefit or expense on pretax losses or income generated in the U.S. and Italy. In addition, in future filings, to enhance the information provided to investors, we will clearly disclose the impact on the reporting period of recording a full valuation allowance on net U.S. and Italian deferred tax assets versus the prior year reporting period, the impact of the U.S. and Italian valuation allowance charges on the reported tax rate and the potential impact on future reported tax rates if pretax income or losses are generated in the U.S. or Italy. An example of our future disclosures for income taxes and specifically for valuation allowances is as follows:

The reported tax rate for the              quarter of fiscal 20XX was xx.x%. The reported tax rate for the prior year was yy.y%. During the fourth quarter of fiscal 2006, the company concluded that it was appropriate to record a full valuation allowance against the tax benefits arising from losses in the U.S. The company currently records no tax benefits for losses incurred in certain jurisdictions, principally the U.S. and Italy, because in the company’s judgment it is more likely than not that the future tax benefits from these losses will not be realized based on all available evidence, positive and negative. The reported tax rate for the prior year quarter would have been zz.z% if a full valuation allowance had been recorded against the U.S. losses.

As of the balance sheet date, the company has concluded in its judgment that it is appropriate to continue to maintain valuation allowances against its deferred tax assets (primarily net operating loss and tax credit carryforwards) in certain jurisdictions, principally the U.S. and Italy, due to the lack of positive objective evidence of future profitability in these jurisdictions. The inability to record net tax benefits on the losses in the U.S. and Italy negatively impacts the company’s effective tax rate. Conversely, if the company generates pretax income in either the U.S. or Italy in future periods, such pretax income should result in a lower reported tax rate. During the              quarter of fiscal 20XX, the reported tax rate was increased aa.a% due to losses in the U.S. and Italy for which the company recorded no net tax benefits.

8.	We note from page 56 that the valuation allowance increased $110.3 million for fiscal year 2006, of which you state $83.4 million relates to net U.S. deferred tax assets. However, in comparing the composition of the fiscal year 2005 $49.2 million valuation allowance disclosed in your September 30, 2005 Form 10-K to the fiscal year 2006 $159.4 million valuation allowance, it is unclear how $83.4 million relates to net U.S. deferred tax assets, as it appears you increased the valuation allowance for foreign net operating losses and tax credit carryforwards by $31.9 million. Please advise. Finally, we note that $7.4 million of the increase in the valuation allowance was “charged to other accounts.” Please tell us where the $7.4 million was recognized on the consolidated financial statements and why you believe such classification is appropriate.

Response

The following table details the change in the valuation allowance account during fiscal 2006:

(in millions)
Valuation Allowance - September 30, 2006		$49.2
Historical assumptions
U.S. Foreign Tax Credits (at 65%)		9.7
U.S. Research & Development Tax Credits		0.8
U.S. State Net Operating Losses		0.2
Foreign Net Operating Losses & Other Deferred Tax Assets		8.1
Detail of Valuation Allowance on Net Remaining U.S. Deferred Tax Assets (change in judgment):
U.S. Book/Tax Basis Differences	$25.7
U.S. Federal Net Operating Losses	41.3
U.S. Foreign Tax Credits	9.0
U.S. State Net Operating Losses	5.8
U.S. Minimum Tax Credits	1.6

Valuation Allowance on Net Remaining U.S. Deferred Tax Assets	$83.4	83.4

Fiscal 2006 Purchase Accounting Adjustments		0.6
Foreign Net Operating Losses & Other Deferred Tax Assets - prior period full valuation allowance		7.4

Valuation Allowance - September 30, 2006		$159.4

	Balance at September 30, 2006	Charged to costs & expenses	Balance due to acquisition	Charged to other accounts	Balance at September 30, 2006
U.S. book and tax asset basis differences	$—	$25.7	$—	$—	$25.7
U.S. federal net operating loss carryforwards	—	41.3	(0.1)	0.1	41.3
U.S. state net operating loss carryforwards	8.7	6.0	(0.2)		14.5
U.S. foreign tax credit carryforwards	7.7	18.7			26.4
U.S. R&D tax credit carryforwards	20.2	0.8			21.0
U.S. federal and state minimum tax credit carryforwards	—	1.6			1.6
Foreign net operating losses and other deferred tax assets	12.6	8.1	0.9	7.3	28.9

	$49.2	$102.2	$0.6	$7.4	$159.4

The table above displays the $102.2 million of increase in valuation allowance which was charged to income tax expense during fiscal 2006. In addition, we increased the valuation allowance by $0.6 million for purchase accounting adjustments and by $7.4 million for valuation allowances attributable to foreign net operating losses and other foreign deferred tax assets from prior periods which were not previously recorded as gross deferred tax assets with offsetting valuation allowances in the years generated. We have not recorded tax benefits for these losses when generated because the realizability of these deferred tax assets in future periods was highly in doubt. Prior to September 30, 2006, our balance sheet had not reflected any tax asset, gross or net, for these attributes. In fiscal 2006, we increased our gross deferred tax assets and our valuation allowance to more completely disclose our gross deferred tax assets in the financial statement footnotes. Our financial statements were not impacted by this adjustment and we did not believe the $7.4 million was material, either quantitatively or qualitatively such that it required further disclosure or discussion.

9. Commitments and Contingencies, page 57

9.	In future filings, please provide a reconciliation of the changes in your warranty reserve for the reporting period (i.e., for the three years presented). Refer to paragraph 14.b. of FIN 45 for guidance.

Response

In future filings, we will provide a reconciliation of the changes in our warranty reserve for the three years presented.

Item 9A. Controls and Procedures, page 69

10.	We note your statement that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures “were effective as of September 30, 2006 in providing reasonable assurance that information required to be disclosed by the company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.” Please confirm to us and revise in future filings your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure controls and procedures are effective or ineffective, whichever the case may be.

Response

We confirm that our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and (ii) accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In future filings, we will revise our disclosure to simply indicate that our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective or ineffective, as the case may be.

Form 10-Q for the Fiscal Quarter Ended December 31, 2006

Note 11. Sale of Assets, page 13

11.	We note that you intend to exercise a conversion option related to a previous note receivable to acquire a 30% equity ownership interest in Andes, the company acquiring your Yantai, China facility. Please tell us how you intend to account for this transaction and how you intend to value the equity interest, including the authoritative literature that supports your accounting.

Response

The transactions with Andes have not been completed as of March 7, 2007 and we have not yet completed our analysis of the accounting for the Andes transactions; however, we preliminarily intend to account for the 30% ownership interest in Andes under the equity method of accounting in accordance with APB 18 (as amended).

We are considering the following guidance in relation to the transaction with Andes:

•	FIN 46(R) Consolidation of Variable Interest Entities

•	SAB Topic 5E

•	APB 18 The Equity Method of Accounting for Investments in Common Stock

•	APB 29 Accounting for Nonmonetary Transactions

•	EITF 01-2 Interpretations of APB Opinion No. 29

•	SFAS 153 Exchanges of Nonmonetary Assets and Amendment of APB 29

•	Regulation SX 3-09

Note 16. Segment, page 15

12.	We note your disclosure on page 4 of your 2006 Form 10-K that beginning in fiscal year 2007 you intend to change your reportable segments from the current five to two: Antenna and Cable Products and Wireless Networks Solutions. You state that the change is due to the implementation of a new organizational structure for your product groups and the streamlining of your executive team. However, your disclosure in this footnote indicates that you manage your business in two operating groups, which are comprised of five reportable segments. Please confirm that you have five reportable segments as defined by paragraph 16 of SFAS 131 and that you will continue to disclose the information required by paragraphs 25-28 of SFAS 131 for each of the five reportable segments in your periodic filings.

Response

Effective October 1, 2006, our five product groups were combined into two business groups, Antenna and Cable Products and Wireless Network Solutions. As a result, during the first quarter of fiscal 2007, we evaluated if the changes in management structure had impacted our operating segments. We determined that we maintained five operating segments and that it was appropriate to disclose our five operating segments with subtotals for each of the two business groups, Antenna and Cable Products and Wireless Network Solutions.

On a quarterly basis, we consider the reporting requirements of SFAS 131, specifically paragraphs 10-16, and if any changes in our business, reporting structure or information reported to our Chief Executive Officer and Chief Operating Decision Maker (“CODM”), Ralph Faison, have caused our reporting segments to change. Based on our evaluation as of December 31, 2006, we disclosed the information required by paragraphs 25-28 of SFAS 131 as required for quarterly reporting for the five reporting segments that existed as of that date. We will continue to evaluate our operating segments on an ongoing basis and will conform our disclosures as necessary based on the requirements of SFAS 131.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 17

13.	We note that you recognized a $4.8 million restructuring charge for employee severance due to a reduction in force at your filter production facilities in Italy. We also note that the reduction in force is due to your decision to outsource the filter production to Elcoteq. In future filings, please disclose the reasons why you decided to outsource your filter production in Italy. In addition, disclose the reasonably likely material effects on future earnings and cash flows resulting from the restructuring plans, including quantification of these effects and when they were or are expected to be realized.

Response

In future filings, we will disclose the reasonably likely material effects on future earnings and cash flows resulting from our restructuring plans (see comment 6 above for proposed disclosure).

14.	To the extent practical, please quantify the impact of each factor when multiple factors contribute to fluctuations in income from continuing operations in future filings. For example, in your discussion of antenna and cable products sales, you attribute the increase to (1) price increases; (2) sales growth in coaxial cable and base station antennas; (3) sales growth in microwave antennas; and (4) the acquisition of Precision Antennas Ltd without quantifying to allow an investor to understand impact each factor had. Refer to Items 303 (a)(3)(i) and 303 (a)(3)(iii) of Regulation S-K and the Instructions 2 and 4 to Item 303 of Regulation S-K.

Response

In future filings, we will, to the extent practical, clarify our discussion of the impact of each factor when multiple factors contribute to fluctuations.

Liquidity and Capital Resources, page 20

15.	In future filings please provide a complete explanation regarding the material items impacting your liquidity. For example, your explanation that the 9 day increase in DSO is due to increased sales from the Asia Pacific and EMEA regions does not fully explain to investors how the increase in sales results in increased DSO. In addition, your explanation for the increase in inventory does not fully explain why the transition from one facility to another would require you to increase your inventory levels. Furthermore, you do not address the fact that you now have increased inventory levels during a period when sales are seasonally weaker.

Response

In future filings, we will clarify our explanations of material items impacting our liquidity.

The company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at phone number (708) 236-6500 or fax number (708) 492-3773 if you have any questions or require additional information.

Sincerely,

/s/ Marty R. Kittrell
Marty R. Kittrell
Executive Vice President and Chief Financial Officer

Exhibit A

Critical Accounting Policies

Goodwill

The company performs an annual impairment test of goodwill on the first day of the company’s fiscal fourth quarter. In fiscal 2006, the company managed its business as five operating segments. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the company determined these operating segments were the company’s reporting units. The company tested each reporting unit for possible goodwill impairment by comparing each segment’s net book value to fair value. As each reporting unit’s fair value was greater than its net book value and no other impairment indicators existed, further impairment tests were not deemed necessary and no impairment loss was recorded. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment. In estimating the fair value of the reporting units for the purpose of our annual or periodic analyses, we make estimates and judgments about the future cash flows of these businesses as well as fair value on a comparable business basis. Although our cash flow forecasts are based on assumptions that are consistent with plans and estimates we are using to manage the underlying businesses, there is significant judgment in determining the cash flows attributable to these businesses over their estimated remaining useful lives. If actual results are different from the company’s forecasts, future tests may indicate an impairment of goodwill, which could result in non-cash charges, adversely affecting the company’s results of operations.

The following table illustrates the impact on the amount of headroom of a 1 percentage point change to each of the critical assumptions used in the goodwill valuation:

	Headroom(1) as of July 1, 2006	HEADROOM(1) ANALYSIS WITH A ONE PERCENTAGE POINT:
		Decrease in Revenue Growth Rate	Increase in Revenue Growth Rate	Decrease in EBIT Margin	Increase in EBIT Margin	Decrease in Terminal Growth Rate	Increase in Terminal Growth Rate	Decrease in Discount Rate	Increase in Discount Rate
Base Station Subsystems	6%	4%	8%	1%	11%	1%	12%	13%	0.1%
Wireless Innovations	45%	41%	47%	40%	49%	39%	52%	54%	37%
Satellite Communications	44%	41%	46%	29%	59%	38%	51%	52%	37%
Antenna and Cable Products	24%	20%	28%	12%	36%	18%	31%	35%	15%
Network Solutions	7%	2%	12%	(0.2)%	14%	(2)%	18%	22%	(5)%

(1)	headroom = (fair value - carrying value)/carrying value

As a result of its relatively large amount of goodwill and its operating losses in fiscal 2004, 2005 and 2006, the Base Station Subsystem Group’s goodwill is at a higher risk of potential future impairment.